EXHIBIT 3.1(A)



              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                            (AFTER ISSUANCE OF STOCK)

                             CAN-CAL RESOURCES LTD.

     The undersigned, Stephen E. Rounds, Assistant Secretary of Can-Cal Resources Ltd., does hereby certify:

     1. That the board of directors of said corporation at a meeting duly convened, held on October 15, 2003, adopted a resolution to amend the original articles of incorporation by substituting the original Article FOURTH with a new Article FOURTH, as follows:

          "Article FOURTH: The corporation shall have authority to issue 110,000,000 shares of stock, of which 100,000,000 shall be common stock, $0.001 par value per share, and 10,000,000 shall be preferred stock, $0.001 par value per share. The board of directors is vested with the authority to prescribe the series and number of each series of preferred stock, and the voting powers, designations, preferences, limitations, restrictions and relative rights of each series of stock. The corporation shall file with the Nevada Secretary of State a certificate of designation, pursuant to NRS 78.1955 (or successor provision), prior to the issuance of any shares of the series so established by the resolutions of the board of directors."

     2. That the number of shares of the corporation outstanding and entitled to vote on the amendment to the articles of incorporation was 12,252,148; and

     3. That the said amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class outstanding and entitled to vote thereon, at the annual meeting of shareholders held October 15, 2003.


         Signed in Denver, Colorado              /s/ Stephen E. Rounds
         on October 22, 2003                     -------------------------------
                                                 Stephen E. Rounds, Assistant
                                                 Secretary




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